UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number: 001-31956

Claude Resources Inc.*

(Exact name of registrant as specified in its charter)

Suite 201 - 2100 Airport Drive

Saskatoon, SK

Canada S7L 6M6

(306) 668-7505

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares

(Title of each class of securities covered by this Form)

 None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

* Currently named as SGO Mining Inc.

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

☒	Rule 12g-4(a)(1)
☐	Rule 12g-4(a)(2)
☒	Rule 12h-3(b)(1)(i)
☐	Rule 12h-3(b)(1)(ii)
☐	Rule 15d-6
☐	Rule 15d-22(b)

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Claude Resources Inc. (currently named as SGO Mining Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 7, 2023

SGO MINING INC. (formerly known as Claude Resources Inc.)

By: /s/ Marco Letto
Name: Marco Letto
Title: President